Exhibit 99.1

voxeljet AG Reports Financial Results for the First Quarter Ended March 31, 2016

Friedberg, Germany, May 12, 2016 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the first quarter ended March 31, 2016.

Highlights — First Quarter 2016

•                  Total revenues decreased 12.9% to kEUR 4,870 from kEUR 5,589

•                  Gross margin was 27.3% compared to 33.6%

•                  Systems revenues decreased 1.2% to kEUR 2,783 from kEUR 2,817

•                  Services revenues decreased 24.7% to kEUR 2,087 from kEUR 2,772

•                  Establishment of our Indian subsidiary, located in the city of Pune, near Mumbai

•                  Establishment of our Chinese subsidiary, located in Suzhou, near Shanghai

•                  Reaffirm full year 2016 revenue guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “I am pleased with our first quarter results, where we successfully installed two printers with our new PDB process. In addition, the establishment of our new subsidiaries in India and China shows great progress. Demand for both our systems and on-demand printed parts remains robust.

Dr. Ederer continued, “We reaffirm our full year 2016 guidance of revenues between kEUR 28,000 and kEUR 30,000 for the Group.”

First Quarter 2016 Results

Revenues for the first quarter of 2016 decreased by 12.9% to kEUR 4,870 compared to kEUR 5,589 in the first quarter of 2015.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased 1.2% to kEUR 2,783 in the first quarter of 2016 from kEUR 2,817 in last year’s first quarter. The Company delivered three new printers in the first quarter of 2016, compared to four printers (two new and two used) delivered in last year’s first quarter. Systems revenues also include all revenues from consumables, spare parts and maintenance. Systems revenues represented 57.1% of total revenues in the first quarter of 2016 compared to 50.4% in last year’s first quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 24.7%, to kEUR 2,087 in the first quarter of 2016 from kEUR 2,772 for the same quarter last year. This was mainly due to lower revenue contribution from our subsidiary voxeljet UK Ltd. (“voxeljet UK”), which was successfully restructured in late 2015. The revenue contribution of voxeljet UK was kEUR 117 compared to kEUR 912 in last year’s first quarter. Moreover, revenue contribution from voxeljet AG for the first quarter of 2016 was lower than in the last year’s same period. This was partially offset by a higher revenue contribution from our subsidiary voxeljet America Inc. (“voxeljet America”).

Cost of sales was kEUR 3,539 for the first quarter of 2016 compared to kEUR 3,710 for the first quarter of 2015.

Gross profit was kEUR 1,331 in the first quarter of 2016 compared to kEUR 1,879 in the first quarter of 2015. This was due to lower gross profit contributions from voxeljet AG as well as voxeljet UK, whereas the gross profit contribution from voxeljet America improved significantly. Gross profit margin decreased to 27.3% in the first quarter of 2016 from 33.6% in the first quarter of 2016.

Gross profit for our Systems segment decreased to kEUR 693 in the first quarter of 2016 from kEUR 772 in the first quarter of 2015. The gross profit margin for this segment decreased to 24.9% in the first quarter of 2016 compared to 27.4% in the first quarter of 2015. The decrease resulted mainly from two of the three 3D printers sold in the first quarter of 2016 being equipped with new processes and products incorporating new processes typically contribute lower gross profit at the beginning of the product life cycle. Furthermore, higher headcount costs related to our growth strategy led to lower gross profit. As of March 31, 2016, 68 people were employed in the Systems segment, compared to 41 as of March 31, 2015.

Gross profit for our Services segment decreased to kEUR 638 in the first quarter of 2016 from kEUR 1,107 in the first quarter of 2015. The gross profit margin for this segment decreased to 30.6% in the first quarter of 2016 from 39.9% in the first quarter of 2015. This was mainly related to lower gross profit contributions from voxeljet AG, as well as voxeljet UK due to a lower utilization ratio. This was partially offset by higher gross profit and gross profit margin contributions from voxeljet America. Gross profit margin highly depends on the degree of capacity utilization. A ramp-up in Services revenues would lead to a stronger gross profit margin.

Selling expenses were kEUR 1,203 for the first quarter of 2016 compared to kEUR 1,416 in the first quarter of 2015. The decrease of kEUR 213 was the result of lower selling expenses for voxeljet UK. As part of the voxeljet UK restructuring, headcount of our sales force decreased from eight employees in the first quarter of 2015 to one employee in the current year’s same period.

Administrative expenses were kEUR 1,096 for the first quarter of 2016 compared to kEUR 1,619 in the first quarter of 2015. This decrease of kEUR 523 was the result of lower administrative expenses for voxeljet UK due to the restructuring. In addition, consulting fees decreased significantly due to a lower number of ongoing projects.

Research and development (“R&D”) expenses decreased to kEUR 1,307 in the first quarter of 2016 from kEUR 1,560. The decrease of kEUR 253 was mainly due to the restructuring of voxeljet UK, which resulted in the cancellation of research and development activities in UK, partially offset by higher research and development expenses for voxeljet AG due to an increase in headcount of 6 employees compared to the first quarter of 2015.

Other operating expenses in the first quarter of 2016 were kEUR 1,129 compared to kEUR 206 in the prior year period. This was mainly due to expenses from foreign currency transactions amounting to kEUR 759 (Q1 2015: kEUR 100).

Other operating income was kEUR 317 for the first quarter of 2016 compared to kEUR 1,456 in the first quarter of 2015. This was mainly due to gain from foreign currency transactions amounting to kEUR 37 in the first quarter of 2016 compared to kEUR 924 in last year’s same period. In addition, other operating income included the release of deferred income amounting to kEUR 74 in the first quarter of 2016 compared to kEUR 304 in the comparative period.

The increase of losses and the decrease of gains from foreign currency transactions were primarily driven by the valuation of the intercompany loans granted by voxeljet AG to its UK and U.S. subsidiaries. The loans are denominated in GBP and USD, respectively. The financial impact reflects the strengthening of the euro, which has gained against the GBP and USD in the first quarter of 2016 whereas in last year’s same period the effect was in the opposite direction.

Operating loss was kEUR 3,087 in the first quarter of 2016, compared to an operating loss of kEUR 1,466 in the prior year period. Our operating loss in the first quarter of 2016 was a result of lower gross profit contribution from both segments Systems and Services as well as a negative net impact from foreign exchange valuation amounting to kEUR 721 compared to a positive net impact of kEUR 824 in last year’s same period. This was partially offset by lower operating expenses within the functions R&D, sales and marketing as well as administration.

Financial result was negative kEUR 27 in the first quarter of 2016, compared to a financial result of negative kEUR 99 in the prior year period. The decrease in interest expense was mainly driven by the reduced number of finance leases after the restructuring of voxeljet UK in 2015.

Net loss for the first quarter of 2016 was kEUR 3,114, or EUR 0.84 per share, as compared to net loss of kEUR 1,630, or EUR 0.49 per share, in the first quarter of 2015.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was EUR 0.17 per ADS for the three months ended March 31, 2016 compared to net loss of EUR 0.10 per ADS in the prior year period.

Business Outlook

We reaffirm our revenue guidance in a range of between kEUR 28,000 and kEUR 30,000 for the year ending December 31, 2016.

Our revenue guidance for the second quarter of 2016 is in the range of kEUR 6,500 to kEUR 7,000.

The primary drivers of the Company’s anticipated revenue growth for the year ending December 31, 2016 are expected to be: (1) increased global Systems sales; (2) continued Services revenue growth at its facility in Friedberg, Germany; (3) contribution from voxeljet America, which began operating in January 2015; and (4) offset by a smaller revenue contribution from voxeljet UK after the restructuring in the fourth quarter of 2015.

Our total backlog of 3D printer orders at March 31, 2016 was kEUR 5,407, which represents eight 3D printers. This compares to a backlog of kEUR 5,613, representing nine 3D printers, at December 31, 2015. As production and delivery of our printers varies and is characterized by lead times between three and nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At March 31, 2016, we had cash and cash equivalents of kEUR 1,589 and held kEUR 30,727 of investments in three bond funds and one note receivable which are included in current financial assets on our consolidated statement of financial position.

voxeljet India Pvt. Ltd at Pune

On November 30, 2015, we established our subsidiary voxeljet India Pvt. Ltd (“voxeljet India”) to pursue opportunities in the industrial 3D printing market in India. voxeljet India is headquartered in the city of Pune, a large automotive and manufacturing center near Mumbai. Similar to our already established subsidiaries, we plan to establish a service center for the on-demand manufacture of 3D-printed molds within the next 18 months. The new Indian subsidiary will also support selling activities related to the sale of 3D printers in the South Asian market. The capitalization of voxeljet India shall be INR 20.0 million (€0.3 million). On January 21, 2016, we injected approximately two-thirds of the required capital, amounting to INR 13.3 million (€0.2 million).

voxeljet China Co., Ltd at Suzhou

On December 1, 2015, we signed a definitive agreement to form a new entity with Suzhou Meimai Fast Manufacturing Technology Co., Ltd. (“Meimai”) to pursue opportunities in the industrial 3D printing market in China. Among the indirect shareholders of Meimai are MK Technology GmbH (“MK Technology”) and Metang Novatech Shanghai Co., Ltd. (“Metang”). Metang is a long-standing distribution partner of voxeljet AG in China. The new entity is called voxeljet China Co., Ltd. (“voxeljet China”). voxeljet China received its business license in March 2016 and voxeljet AG injected € 0.9 million of cash in April 2016. The capitalization of voxeljet China will occur in stages and involve the contribution of certain assets and transfer of executory contracts, primarily a rent free lease, by Meimai. voxeljet AG will own at least 70% of the equity in voxeljet China and the interest owned by Meimai after its contributions will be subject to put and call options.

voxeljet China is headquartered in the city of Suzhou, near Shanghai, and is expected to begin providing on-demand part services from a temporary facility in the third quarter of 2016. The two parties are in the early planning stages for a larger facility, which is expected to be similar in size to our existing service facilities in Germany and the United States. voxeljet China will also support selling activities related to the sale of 3D printers in the East Asian market.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review results for the first quarter on Friday, May 13th at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or +1-201-493-6725 for international, Conference Title “voxeljet AG First Quarter 2016 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-877-870-5176 or +1-858-384-5517, Replay Conference ID number 13636213. The recording will be available for replay through May 20, 2016.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.webcasts.com/starthere.jsp?ei=1101887 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.1390 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on March 31, 2016.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Manager, Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	03/31/2016	12/31/2015
		(€ in thousands)
		unaudited
Current assets		46,284	46,550
Cash and cash equivalents	7	1,589	2,086
Financial assets	7	30,727	31,746
Trade receivables		2,835	3,348
Inventories	3	9,489	7,841
Income tax receivables		54	54
Other assets		1,590	1,475

Non-current assets		23,297	23,570
Financial assets	7	206	206
Intangible assets	4	618	627
Goodwill	4	1,180	1,273
Property, plant and equipment	5	21,194	21,383
Other assets		99	81

Total assets		69,581	70,120

	Notes	03/31/2016	12/31/2015

Current liabilities		8,413	6,402
Deferred income		448	472
Trade payables		2,662	1,759
Financial liabilities	7	1,031	1,150
Other liabilities and provisions	6	4,272	3,021

Non-current liabilities		2,205	2,249
Deferred income		313	397
Deferred tax liabilities		1	1
Financial liabilites	7	1,134	1,291
Other liabilities and provisions	6	757	560

Equity		58,963	61,469
Subscribed capital		3,720	3,720
Capital reserves		75,671	75,671
Accumulated deficit		(20,798)	(17,684)
Accumulated other comprehensive income (loss)		370	(238)
Total equity and liabilities		69,581	70,120

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Quarter ended March 31,
	Notes	2016	2015
		(€ in thousands except share and share data)
Revenues	8, 9	4,870	5,589
Cost of sales		(3,539)	(3,710)
Gross profit	8	1,331	1,879
Selling expenses		(1,203)	(1,416)
Administrative expenses		(1,096)	(1,619)
Research and development expenses		(1,307)	(1,560)
Other operating expenses		(1,129)	(206)
Other operating income		317	1,456
Operating loss		(3,087)	(1,466)
Finance expense		(30)	(103)
Finance income		3	4
Financial result		(27)	(99)
Loss before income taxes		(3,114)	(1,565)
Income taxes		-	(65)
Net loss		(3,114)	(1,630)

Other comprehensive income (loss)		608	(178)
Total comprehensive loss		(2,506)	(1,808)
Weighted average number of ordinary shares outstanding		3,720,000	3,720,000
Loss per share - basic/ diluted (EUR)		(0.84)	(0.49)

voxeljet AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(€ in thousands)	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive income (loss)	Total equity
Balance at January 1, 2015	3,720	75,671	(8,090)	(1)	71,300
Loss for the period	—	—	(1,630)	—	(1,630)
Net changes in fair value of available for sale financial assets	—	—	—	(103)	(103)
Foreign currency translations	—	—	—	(75)	(75)
Balance at March 31, 2015	3,720	75,671	(9,720)	(179)	69,492

(€ in thousands)	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive income (loss)	Total equity
Balance at January 1, 2016	3,720	75,671	(17,684)	(238)	61,469
Loss for the period	—	—	(3,114)	—	(3,114)
Net changes in fair value of available for sale financial assets	—	—	—	2	2
Foreign currency translations	—	—	—	606	606
Balance at March 31, 2016	3,720	75,671	(20,798)	370	58,963

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31,
	2016	2015
	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(3,114)	(1,630)

Depreciation and amortization	620	743
Unrealized exchange rate gains and losses	578	(526)
Proceeds from customer loans	10	637
Changes in deferred income taxes	—	(213)
Deferred income	(150)	(44)

Change in working capital	819	1,778
Trade and other receivables and current assets	473	677
Inventories	(2,047)	(1,597)
Trade payables	903	842
Other liabilities and provisions	1,490	1,880
Income tax payable/receivables	—	(24)
Total	(1,237)	745

Cash Flow from investing activities

Proceeds from disposal of property, plant and equipment and intangible assets	—	1
Payments to acquire property, plant and equipment and intangible assets	(23)	(1,151)
Net proceeds from disposal of (payments to acquire) financial assets	1,011	919
Total	988	(231)

Cash Flow from financing activities

Repayment from bank overdrafts and lines of credit	(90)	—
Redemption of sale and leaseback obligation	(123)	(456)
Repayment of finance lease obligation	(12)	(36)
Repayment of long-term debt	(51)	(50)
Total	(276)	(542)

Net decrease in cash and cash equivalents	(525)	(28)

Cash and cash equivalents at beginning of period	2,086	8,031
Changes to cash and equivalents due to foreign exchanges rates	28	(124)
Cash and cash equivalents at end of period	1,589	7,879

Supplemental Cash Flow Information
Interest paid net	23	78

voxeljet AG

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiaries voxeljet America Inc, voxeljet UK Ltd. and voxeljet India Pvt. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after December 31, 2015.

Standard	Effective date	Descriptions
IAS 7	01/2017	Amendments Disclosure Initiative
IAS 12	01/2017	Amendments Recognition of Deferred Tax Assets for Unrealised Losses
IFRS 15	01/2018	Revenue from Contracts with Customers
IFRS 9	01/2018	Financial Instruments
IFRS 16	01/2019	Leases
IFRS 10, IAS 28	to be determined	Amendment Sale or Contribution of Assets between Investor and its Associate or Joint Venture

The Company has not yet determined what impact the new standards, amendments or interpretations will have on its financial statements.

The interim financial statements as of and for the three months ended March 31, 2016 and 2015 were authorized for issue by the Management Board on May 12, 2016.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2015, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. These policies have been applied to all financial periods presented.

3. Inventories

	03/31/2016	12/31/2015
	(€ in thousands)
Raw materials	909	621
Work in progress	7,516	6,095
Finished goods	1,064	1,125
Total	9,489	7,841

4. Intangible assets and goodwill

	03/31/2016	12/31/2015
	(€ in thousands)
Software	266	279
Licenses	175	189
Prepayments made on intangible assets	177	159
Total	618	627

	03/31/2016	12/31/2015
	(€ in thousands)
Goodwill	1,180	1,273

The change in goodwill is related to foreign currency valuation.

5. Property, plant and equipment

	03/31/2016	12/31/2015
	(€ in thousands)
Land, buildings and leasehold improvements	12,106	12,167
Plant and machinery (includes assets under finance lease)	7,284	7,702
Other facilities, factory and office equipment	1,400	1,413
Assets under construction and prepayments made	404	101
Total	21,194	21,383

Leased assets included in Property, Plant and Equipment:	1,922	2,059
Printers	1,395	1,490
Printers leased to customers under operating lease	463	500
Other factory equipment	64	69

No impairment of non-financial assets was recorded in the three-month period ended March 31, 2016.

6. Other liabilities and provisions

	03/31/2016	12/31/2015
	(€ in thousands)
Customer deposits	2,220	1,300
Liabilites from VAT	27	32
Employee bonus	947	664
Accruals for management compensation	67	—
Accruals for vacation and overtime	251	110
Accruals for licences	193	183
Accruals for LTCIP	543	478
Liabilties from payroll	177	216
Others	604	598
Total	5,029	3,581

7. Financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair values and carrying amounts of financial assets categorized as loans and receivables and available for sale securities as well as of financial liabilities for the considered reporting periods were as follows:

03/31/2016	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	—	—	—	206	—	206	Level 1
Current assets
Bond funds	—	—	29,730	—	—	29,730	Level 1
Note receivable	—	—	997	—	—	997	Level 1
Cash and cash equivalents	—	—	—	1,589	—	1,589	Level 1

Liabilities

Non-current liabilities
Long-term debt	—	—	—	—	492	470	Level 2
Finance lease obligation	—	—	—	—	642	599	Level 2
Current liabilities
Bank overdraft	—	—	—	—	294	294
Long-term debt	—	—	—	—	208	206	Level 2
Finance lease obligation	—	—	—	—	529	553	Level 2

12/31/2015	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	—	—	—	206	—	206	Level 1
Current assets
Customer loan	—	—	—	10	—	10	Level 2
Bond funds	—	—	30,661	—	—	30,661	Level 1
Note receivable	—	—	1,075	—	—	1,075	Level 1
Cash and cash equivalents	—	—	—	2,086	—	2,086	Level 1

Liabilities

Non-current liabilities
Long-term debt	—	—	—	—	545	520	Level 2
Finance lease obligation	—	—	—	—	746	701	Level 2
Current liabilities
Bank overdraft	—	—	—	—	384	384
Long-term debt	—	—	—	—	207	206	Level 2
Finance lease obligation	—	—	—	—	559	589	Level 2

The fair value of the Company’s investments in the bond funds was determined based on the unit prices quoted by the respective fund management company.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

8. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Quarter Ended March 31,
	2016		2015
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	2,783	2,087	2,817	2,772

Gross profit	693	638	772	1,107
Gross profit in %	24.9%	30.6%	27.4%	39.9%

9. Revenues

The Group’s revenues by geographic region were as follows:

	Quarter ended March 31,
	2016	2015
	(€ in thousands)
EMEA	3,409	5,129
France	1,470	184
Germany	1,108	2,210
Great Britain	272	942
Switzerland	153	896
Slovenia	41	665
Others	365	232
Asia Pacific	1,017	205
Taiwan	906	4
Others	111	201
Americas	444	255
United States	444	255
Total	4,870	5,589

10. Subsequent event

On December 1, 2015, voxeljet signed a definitive agreement to form a new entity named voxeljet China Co., Ltd. (“voxeljet China”) with Suzhou Meimai Fast Manufacturing Technology Co., Ltd. (“Meimai”) to pursue opportunities in the industrial 3D printing market in China. voxeljet AG injected € 0.9 million of cash in April 2016.  The capitalization of voxeljet China will occur in stages and involve the contribution of certain assets and transfer of executory contracts, primarily a rent free lease, by Meimai. voxeljet AG will own at least 70% of the equity in voxeljet China and the interest owned by Meimai after its contributions will be subject to put and call options.